[Letterhead of Choate, Hall & Stewart LLP]
December 3, 2007
VIA EDGAR
Ms. Mara Ransom
Securities and Exchange Commission
Office of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Ms. Ransom:
We represent Sierra Pacific Resources (the “Registrant”). On October 31, 2007, the Registrant filed a post-effective amendment, Accession Number 0001104659-07-078513, to a previously-filed automatic shelf registration statement (the “Automatic Shelf Registration Statement”). As a result of printer error, the post-effective amendment was mistakenly filed as a traditional post-effective amendment (POS AM) when it should have been filed as a post-effective amendment to an automatic shelf registration statement (POSASR). The Registrant seeks to withdraw the POS AM as it was properly re-filed as a POSASR on November 9, 2007 (file no. 333-135752, Accession Number 0001104659-07-081806). Other than the 20,000,000 shares of common stock that were sold under the Automatic Shelf Registration Statement on August 9, 2006, no securities were sold under the Automatic Shelf Registration Statement.
If you have any questions, please feel free to call the undersigned at (617) 248-5267. Thank you for your assistance with this matter.

Sincerely,
/s/ Andrew J. Hickey